

March 7, 2014

Via E-mail
Marvin S. Edwards, Jr.
President and Chief Executive Officer
CommScope Holding Company, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602

> **Re:** **CommScope Holding Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 1-36146**

Dear Mr. Edwards:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. Your predecessor, CommScope, Inc., told us in letters dated April 30, 2010 and June 14, 2010 that its products were sold into Sudan. In addition, you state on pages 45 and 101 that you have sales in Latin America, the Middle East, and Africa, regions that can be understood to include Cuba, Syria, and Sudan. Cuba, Syria, and Sudan are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Cuba, Syria, or Sudan. Please provide us with information regarding any contacts with Cuba, Syria, and Sudan since the referenced letters. Your response should describe any goods, technology, or services you have provided into Cuba, Syria, and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Cuba, Syria, and Sudan, or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance